January 30, 2009
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Karen J. Garnett, Assistant Director

Re:  Lightstone Value Plus Real Estate Investment Trust II, Inc.
Amendment No. 4 to Registration Statement on Form S-11
Filed December 4, 2008
File No. 333-151532

Dear Ms. Garnett:

On behalf of our client, Lightstone Value Plus Real Estate Investment Trust II, Inc. (the “Company”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter, dated December 16, 2008 (the “Comment Letter”) with respect to the registration statement on Form S-11 filed by the Company with the Commission on June 9, 2008 (No. 333-151532), as amended by Amendment No. 1 to the Registration Statement on August 22, 2008 , Amendment No. 2 to the Registration Statement on October 6, 2008, Amendment No. 3 to the Registration Statement on November 17, 2008 and Amendment No. 4 to the Registration Statement on December 4, 2008 (the “Registration Statement”).

Certain of the Staff’s comments call for explanation of, or supplemental information as to, various matters relating to disclosures provided in the Registration Statement.  Responses to these comments have been provided by the Company to us and are set forth in this letter (this “Response Letter”) or in Amendment No. 5 to the Registration Statement (“Amendment No. 5”).  Amendment No.5 has been filed by the Company today.  With respect to the Staff’s comments to the Company’s sales literature, the Company will submit responses to the Staff’s comments and  a revised draft of the sales literature for review at a later date.

The Company’s responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter.  For the convenience of the Staff, each of the comments from the Comment Letter is restated in bold italics prior to the Company’s response.  Capitalized terms used but not defined in this letter shall have the meanings given to such terms in Amendment No. 5.  All page number references in the Company’s responses are to page numbers in Amendment No. 5.

January 30, 2009

General

1.
According to a December 8, 2008, article appearing in The Wall Street Journal, Extended Stay Hotels Inc. is experiencing financial difficulties that could result in Lightstone turning the hotel chain over to its lenders.  According to a December 9, 2008, article appearing in Reuters, Fitch Ratings has cut its ratings on certain bonds associated with Extended Stay and occupancy rates have fallen.  If true, please update both the registration statement and sales literature to include disclosure regarding these events in all relevant places.  For example, please update the disclosure under the heading “Adverse Business Developments” and “Additional Adverse Business Developments” on pages 73 and 74.

We advise the Staff that the Company has revised the disclosure under the heading “Adverse Business Developments” to disclose the issues related to Extended Stay Hotels, Inc. (“Extended Stay”).  The article appearing in The Wall Street Journal on December 8, 2008 was not an accurate depiction of the existing circumstances surrounding Extended Stay.  A workout is currently being negotiated and other options are being explored, which could result in the sponsor keeping an interest in Extended Stay.  The Company has revised the Registration Statement accordingly, however we advise the Staff that the situation is fluid and is subject to change.  Should the situation change in the future, the Company will revise the Extended Stay disclosure accordingly.

Please also consider the necessity for updating other sections of the registration statement, such as disclosure regarding the sponsor’s portfolio under the heading of “Management – Overview” on page 76.

Given that the present economic climate has adversely affected some of the sponsor’s properties as disclosed in the Adverse Business Developments section, the Company has revised other sections in the Registration Statement to alert investors of this fact.  Certain sections of the Registration Statement have been revised to cross-reference the Adverse Business Developments section.  The Adverse Business Developments section is cross-referenced on pages 1, 14, 68, 77 and A-1.

Additionally, please make any necessary changes to the sales literature, such as disclosure regarding the total value of real estate owned by Lightstone.

The Company intends to submit the sales literature for the Staff’s review supplementally.

Finally, please also disclose all other foreclosures, loan defaults or other financial difficulties related to the sponsor’s properties.

The Company has revised the Adverse Business Developments section to disclose all current financial difficulties related to the sponsor’s properties, however we advise the Staff that future adverse developments cannot easily be predicted and depend on a variety of factors, including but not limited to worsening of the general economy and resulting decreases in occupancy rates, defaults or bankruptcies of anchor tenants and decreases in business travel.

January 30, 2009

Table I, page A-8

2.
We note your response to our prior comment 10 but do not believe that you have adequately addressed our comment.  The “total acquisition cost” line item should aggregate all of the fees and costs above it so that it reflects the percentage of the amount raised that was spent on property acquisitions.  Currently, the figures in this line item do not seem to aggregate these fees and costs.  Please revise or advise.

We advise the Staff page A-8 has been revised to aggregate all fees and costs to reflect the percentage of the amount raised spent on property acquisitions.

Table II, page A-9

3.
We note your response to prior comment 11 and reissue the comment, as it appears that you have not revised Table II as stated.  Please tell us how the dollar amount of cash generated from operations before deducting payments to the sponsor disclosed in Table II for Belz Outlets, Dakota Square Mall, and Williamsburg Mazel Outlets reconcile to the amounts disclosed in Table II for each of these programs.

We advise the Staff that page A-9 has been revised to reconcile to the amounts disclosed in Table II for each of these programs.

Table III, page A-10

4.	Please revise Table III for DL-DW Holdings LLC to change the description of the following line items:

•	“GAAP income (loss)” to “Taxable income (loss)”,

•	“GAAP distribution data per $1,000 invested” to “Tax and distribution data per $1,000 invested”, and

•	“GAAP results:” to “Federal income tax results:”

We advise the Staff that Table III has been revised in accordance with the Staff’s comment.

5.
Please confirm the amount of the ordinary income (loss) from operations per $1,000 invested in 2007 for Williamsburg Mazel Outlets.  We note your disclosure that the total loss from operations in 2007 was $1,111,956 and the total dollar amount raised was $10,566,669, resulting in an ordinary loss from operations of approximately $105 per $1,000 invested.

On behalf of the Company, we confirm that the amount of ordinary loss from operations in 2007 for Williamsburg Mazel Outlets was $105 per $1,000 invested.  Page Table III on page A-14 has been revised accordingly.

6.
Please revise Table III for the Prime Outlets Portfolio program to disclose Ordinary income (loss) from recapture per $1,000 investment for each year presented and to correct the amount of cash distributions to investors per $1,000 invested on an income tax basis to reconcile this amount to the cash distributions to investors on a cash basis.

January 30, 2009

We advise the Staff that Table III for the Prime Outlets Portfolio program has been revised to disclose ordinary income (loss) from recapture per $1,000 investment for each year presented.  We further advise the Staff that the amount of cash distributions per $1,000 invested has been corrected and reconciled to the cash distributions too investors on a cash basis.

Sales Literature

7.
We note your response to our prior comment 3.  Please provide additional disclosure in the sales literature focusing on the differences between the NCREIF index and the types of real estate that you intend to acquire.  In particular, please disclose the differences in portfolio size and composition between your future property portfolio and the NCREIF index and the difference in quality of properties between the two indices.  Please describe how such differences are likely to affect the comparability between your future property portfolio and the NCREIF index.  Please also disclose, as you do in the registration statement, that you may not be able to execute your diversification strategy due to various factors, such as difficulty in borrowing funds, and discuss how a small, non-diversified portfolio would compare with the NCREIF index.

We advise the Staff that the Company will submit revised sales literature and a response to the Staff’s comments related thereto at a later date.

8.
We note your response to prior comment 6.  If you retain a description of properties owned by prior programs, this information must be balanced.  Currently, the disclosure appears to focus on a few examples of successful investments by Lightstone I rather than providing a balanced summary of the program’s overall performance.  Please revise the sales literature to provide a more balanced summary of the prior program, including a summary of adverse business developments.

We advise the Staff that the Company will submit revised sales literature and a response to the Staff’s comments related thereto at a later date.

We thank you for your prompt attention to this letter responding to the Comment Letter and look forward to hearing from you at your earliest convenience.  Please direct any questions concerning this response to the undersigned at (212) 969-3445.

Yours truly,

/s/ Peter M. Fass

Peter M. Fass, Esq.